APPLIED CAPITAL, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Total Member's Equity
Balance at January 1, 2016	$ 83,906
Net income	275,305
Member's distribution	(232,000)
Balance, December 31, 2016	$ 127,211

See Accompanying Notes